SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

July 25, 2016

Via EDGAR

Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	GSV Capital Corp.
Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), and in response to the request received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 25, 2016 related to the Company’s Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-191307) (the “Registration Statement”) filed on July 21, 2016, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

July 25, 2016

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Tanona, GSV Capital Corp.
Stephani M. Hildebrandt, Sutherland Asbill & Brennan LLP